KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of November 15, 2017

EXHIBIT 4:
Organizational Structure

Legal Structure

Wharf Street Ratings Acquisition LLC
Delaware Limited Liability Co.
Formed Oct 2015

KBRA Holdings, Inc.
Delaware Corporation
Formed Apr 2010

845 Third Avenue, 8th Floor
New York, NY 10022

Kroll Bond Rating Agency, Inc.
Delaware Corporation
Formed Feb 1984
(f/k/a LACE Financial Corporation)
Acquired August 2010

- **New York Office (HQ)**
  845 Third Avenue, 8th Floor
  New York, NY 10022
- **Pennsylvania Office**
  200 Dryden, Suite 3600
  Dresher, PA 19025
- **Maryland Office**
  50 Citizens Way, Suite 201
  Frederick, MD 21701

KBRA Analytics, Inc.
Delaware Corporation
Formed Sep 2013

Kroll Bond Rating Agency International Limited
Irish Private Co. Limited by Shares
Formed Mar 2017

Kroll Bond Rating Agency Europe Limited
Irish Private Co. Limited by Shares
Formed Mar 2017

Business: 16 Fitzwilliam Place,
Dublin 2, D02 FF82, Ireland

- **Dublin, Ireland Office (HQ)**

KBRA UK Services Limited
England & Wales Private Limited by Shares
Formed Sep 2017

SENIOR TEAM AND FUNCTIONAL AREAS


NRSRO Board
EU Board
Jules Kroll
Chairman
Vanessa Bajaio
Executive Assistant
Jim Nadler
President & CEO
Mauricio Noe
Head of Europe
Ira Powell
COO
Sara Schapiro
Executive Assistant
Patrick Welch
Chief Credit Officer
Ajay Junnarkar
CFO and CAO
Marjan Riggi
Aviation
Angela Liang
General Counsel
Karen Daly
Public Finance & Financial Guaranty
Murray Markowitz
Chief Compliance Officer
Tony Nocera
ABS Commercial
Tim Dyball
Head of European Compliance / CAO
Rosemary Kelley
ABS Consumer
Eric Thompson
CMBS and RMBS
Kate Kennedy
Investor Relations
Dana Bunting
Issuer Relations
Kevin Blaney
Capital Markets
Andrew Giudici
Project Finance
Alec Alenstein
KBRA Analytics
Van Hesser
Corporates and Financial Institutions
William Wright
CTO